RATTLER MIDSTREAM LP

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

February 27, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director, Office of Consumer Products
Adam Phippen, Staff Accountant

Donna Di Silvio, Staff Accountant

Katherine Bagley, Staff Attorney

Re:	Rattler Midstream LP

Registration Statement on Form S-1

File No. 333-226645

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, Rattler Midstream LP (the “Partnership,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of common units representing limited partner interests (the “Common Units”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of Common Units to be offered, the estimated net proceeds the Partnership expects to receive from the Offering and the total number of Common Units to be outstanding after the Offering. The Partnership expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-226645, as amended (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of Common Units to be offered as of February 25, 2019. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $15 to $18 per Common Unit, with a midpoint of $16.50 per Common Unit. In the Offering, the Partnership proposes to sell up to 33,333,333 Common Units. The Partnership also proposes to grant the underwriters a 30-day option to purchase up to an aggregate 5,000,000 additional Common Units to cover over-allotments. As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by

United States Securities and Exchange Commission

February 27, 2019

correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given potential market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

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United States Securities and Exchange Commission

February 27, 2019

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If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

RATTLER MIDSTREAM LP

By:	Rattler Midstream GP LLC, its General Partner

By:	/s/ Teresa L. Dick
Name:	Teresa L. Dick
Title:	Chief Financial Officer, Executive Vice President and Assistant Secretary

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP